SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)*

SELECT INCOME REIT

(Name of Issuer)

Common Shares of Beneficial Interest, $.01 par value

(Title of Class of Securities)

81618T-100

(CUSIP Number)

Mark L. Kleifges

Chief Financial Officer and Treasurer

Government Properties Income Trust

Two Newton Place, 255 Washington Street, Suite 300

Newton, MA 02458

(617) 219-1440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81618T-100	Schedule 13D/A	Page 2 of 5 Pages

1.	Names of Reporting Persons Government Properties Income Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount in Row (11) 0%
14.	Type of Reporting Person OO

CUSIP No. 81618T-100	Schedule 13D/A	Page 3 of 5 Pages

This Amendment No. 8 (this “Schedule 13D/A”) to the original Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 21, 2014 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on September 3, 2014, Amendment No. 2 to the Original Schedule 13D filed with the SEC on February 2, 2015, Amendment No. 3 to the Original Schedule 13D filed with the SEC on March 5, 2015, Amendment No. 4 to the Original Schedule 13D filed with the SEC on June 9, 2015, Amendment No. 5 to the Original Schedule 13D filed with the SEC on February 8, 2017, Amendment No. 6 to the Original Schedule 13D filed with the SEC on September 17, 2018 and Amendment No. 7 to the Original Schedule 13D filed with the SEC on October 9, 2018 (as amended, the “Schedule 13D”), is being filed by Government Properties Income Trust, a Maryland real estate investment trust (“GOV” or the “Reporting Person”) to report that the Reporting Person no longer beneficially owns common shares of beneficial interest, $.01 par value per share (“SIR Common Shares”), of Select Income REIT (the “Issuer”). This Amendment is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Person.

Item 1.         Security and Issuer.

The information regarding the securities and the Issuer contained in “Item 1. Security and Issuer” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

Item 2.         Identity and Background.

The information regarding the Reporting Person contained in “Item 2. Identity and Background” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

Item 3.         Source and Amount of Funds or Other Consideration.

The information regarding the Reporting Person contained in “Item 3. Source and Amount of Funds or Other Consideration” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

Item 4.         Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended to add the following:

On December 20, 2018, the Issuer held its special meeting of shareholders at which the Issuer’s shareholders voted to approve the Merger and the other transactions contemplated by the Merger Agreement to which the Issuer is a party (the “Shareholder Meeting”).  The Reporting Person previously owned the 24,918,421 SIR Common Shares as of the Record Date and was entitled to vote such SIR Common Shares at the Shareholder Meeting, even though the Reporting Person sold those SIR Common Shares on October 9, 2018 in the Offering.  At the Shareholder Meeting, the Reporting Person voted all of the SIR Common Shares beneficially owned by it as of the Record Date in favor of approval of the Merger and the other transactions contemplated by the Merger Agreement to which the Issuer is a party.  Following the conclusion of the Shareholder Meeting, the Reporting Person no longer has any voting or disposition rights with respect to any SIR Common Shares and, therefore, no longer beneficially owns any SIR Common Shares.

Item 5.         Interest in Securities of the Issuer.

“Item 5. Interests in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

(a)                                 Amount beneficially owned and percentage of class:

As of December 20, 2018, the Reporting Person does not beneficially own any SIR Common Shares.

To the Reporting Person’s knowledge, the individuals named in Item 2 above beneficially own an aggregate of 177,413 SIR Common Shares (a portion of which are subject to vesting requirements), which represents less than 1% of the issued and outstanding SIR Common Shares and which are not included in the percentages owned by the

CUSIP No. 81618T-100	Schedule 13D/A	Page 4 of 5 Pages

Reporting Person.  The Reporting Person expressly disclaims any beneficial ownership of these SIR Common Shares.

(b)                                 Number of SIR Common Shares as to which such person has:

(i)                                     Sole power to vote or to direct the vote: 0

(ii)                                  Shared power to vote or to direct the vote: 0

(iii)                               Sole power to dispose or to direct the disposition of: 0

(iv)                              Shared power to dispose or to direct the disposition of: 0

To the Reporting Person’s knowledge, the individuals named in Item 2 above have sole power to vote or to direct the vote, and to dispose or direct the disposition of, all of the SIR Common Shares they beneficially own.

The percentages of beneficial ownership reported in this Schedule 13D are based on 89,550,528 SIR Common Shares of the Issuer outstanding as of December 20, 2018, such number of shares being based on information provided by the Issuer.

(c)                                  No transactions have been effected by the Reporting Person or the individuals named in Item 2 above in the Issuer’s securities in the past sixty days.

(d)                                 Other than as described in Item 4 above, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)                                  The Reporting Person ceased to be the beneficial owner of more than five percent of outstanding SIR Common Shares on December 20, 2018.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 above.

The information regarding the Reporting Person contained in “Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer” contained in the Schedule 13D is not otherwise being amended by this Schedule 13D/A.

Item 7.         Material to be Filed as Exhibits.

“Item 7. Material to be Filed as Exhibits” of the Schedule 13D is not being amended by this Schedule 13D/A.

CUSIP No. 81618T-100	Schedule 13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2018
(Date)

GOVERNMENT PROPERTIES INCOME TRUST

/s/ Mark L. Kleifges
(Signature)
Mark L. Kleifges, Chief Financial Officer and Treasurer
(Name/Title)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).